

Act: 1934
Section:
Rule: 12H-3
Public Availability: 12/14/2010

DC
PE
12-8-10

December 14, 2010


Received SEC
DEC 14 2010
Washington, DC 20549

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Goodman Global Group, Inc.
Incoming letter dated December 8, 2010

Based on the facts presented, the Division will not object if Goodman Global Group stops filing periodic and current reports under the Securities Exchange Act of 1934, including its annual report on Form 10-K for the year ended December 31, 2010. We assume that, consistent with the representations made in your letter, Goodman Global Group will file a certification on Form 15 making an appropriate claim under Exchange Act Rule 12h-3 on or before the due date of its Form 10-K for the year ended December 31, 2010.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Ted Yu
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2010

Mail Stop 4561

William B. Brentani
Simpson Thacher & Bartlett LLP
2550 Hanover Street
Palo Alto, California 94304

Re: Goodman Global Group, Inc.

Dear Mr. Brentani:

In regard to your letter of December 8, 2010, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

SIMPSON THACHER & BARTLETT LLP
2550 HANOVER STREET
PALO ALTO, CA 94304
(650) 251-5000

FACSIMILE: (650) 251-5002

DIRECT DIAL NUMBER

(650) 251-5110

E-MAIL ADDRESS

wbrentani@stblaw.com

December 8, 2010

Rule 12h-3 of the Securities Exchange Act of 1934
Section 15(d) of the Securities Exchange Act of 1934

VIA E-MAIL TO CFLETTERS@SEC.GOV

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Goodman Global Group, Inc.
File No. 333-166796

Ladies and Gentlemen:

We are writing on behalf of Goodman Global Group, Inc., a Delaware corporation (the "Company"), to request that a no-action letter be issued advising us that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concurs with the Company's view that the effectiveness of the Company's Registration Statement on Form S-4 pursuant to Section 8(a) of the Securities Act of 1933, as amended (the "Securities Act"), during the fiscal year ending December 31, 2010 would not, under the circumstances described below, preclude the Company from filing a Form 15 to suspend its reporting obligations under Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in reliance on Rule 12h-3 thereunder, including the suspension of the Company's duty to file its Annual Report on Form 10-K for the fiscal year ending December 31, 2010 ("Form 10-K"). Unless otherwise indicated, each reference herein to a "Section" or "Rule" is to the corresponding Exchange Act section or rule promulgated thereunder, respectively.

The Company has authorized us to make the statements set forth in this letter on its behalf.

I. Background

On December 16, 2009, the Company issued $586,000,000 aggregate principal amount at maturity of 11.500% Senior Discount Notes due 2014 (the "Notes") in a private placement pursuant to Rule 144A and Regulation S under the Securities Act. On July 23, 2010 (the

"Effectiveness Date"), the Commission declared effective the Company's Registration Statement on Form S-4 (File No. 333-166796) (as amended, the "Registration Statement") pursuant to which the Company offered to exchange (the "Exchange Offer") up to $586,000,000 aggregate principal amount at maturity of the Notes (the "Exchange Notes"), which had been registered under the Securities Act, for any and all of the outstanding Notes (the "Outstanding Notes"). On August 26, 2010, the Company completed the Exchange Offer. All Outstanding Notes were tendered and exchanged for the Exchange Notes in the Exchange Offer. The Exchange Notes were held of record by fewer than 300 persons at all times since the Effectiveness Date.

As disclosed in the Company's Current Report on Form 8-K, filed with the Commission on November 3, 2010, on October 28, 2010, the Company called for redemption all of the outstanding Exchange Notes and satisfied and discharged its obligations under the related indenture, dated as of December 16, 2009 (the "Indenture"), between the Company and Wells Fargo Bank, National Association, as trustee (the "Trustee"). In accordance with the optional redemption provisions of the Indenture, the Company notified the holders of the Exchange Notes that it had elected to redeem and would redeem the Exchange Notes on November 27, 2010 (the "Redemption Date"). The Company irrevocably deposited with the Trustee as trust funds in trust solely for the benefit of the holders of the Exchange Notes cash in an amount as was sufficient to redeem the outstanding Exchange Notes for principal and premium on the Redemption Date, and the Company gave irrevocable instructions to the Trustee to redeem all of the Exchange Notes on the Redemption Date. On the Redemption Date, the Trustee redeemed all of the Exchange Notes.

As a result of the declaration of effectiveness of the Registration Statement on the Effectiveness Date, the Company became subject to the reporting obligations of Section 15(d). Before the Effectiveness Date, the Company was not obligated to file reports with the Commission pursuant to Section 15(d) or otherwise. The Company does not have and, other than the Exchange Notes, has not had, any classes of securities that were registered or required to be registered under the Securities Act or the Exchange Act that would subject the Company to the reporting obligations of Section 15(d) or any other provision of the Exchange Act.

In addition, we note that the Company has fewer than 300 holders of record of its common stock and withdrew its pre-effective Registration Statement on Form S-1 (File No. 333-166644) with respect to its common stock on November 12, 2010.

The Company represents that, subject to the Staff's concurrence with the request set forth in this letter, it will file a Form 15 with the Commission to suspend its duty to file reports under Section 15(d) with respect to the Exchange Notes in reliance on Rule 12h-3. The Company represents that it will file such Form 15 only after obtaining the relief sought by this letter but no later than the due date for filing its Form 10-K (assuming that the relief sought by this letter has been obtained before such date).

Since the Company's obligations under the Indenture have been satisfied and discharged, the Company is not required by the Indenture or any documents related thereto to submit, provide, furnish or file reports under the Exchange Act with the Commission, the Trustee or any other third party during the time period in which the Company seeks to avail itself of the suspension provided by Rule 12h-3, and, once a Form 15 is filed with the Commission to suspend the Company's duty to file reports under Section 15(d), the Company will not do so on a voluntary basis or otherwise.

II. Discussion

Rule 12h-3 permits an issuer to suspend its reporting obligations under Section 15(d) with respect to a class of securities, if (A) the issuer has filed all reports required by Section 13(a) for the shorter of (1) its most recent three fiscal years and the portion of the current year preceding the date of filing Form 15 and (2) the period since the issuer became subject to such reporting obligation and (B) the securities are held of record by fewer than 300 persons.

The Company qualifies for the suspension of its reporting obligations under Section 15(d) with respect to the Exchange Notes pursuant to Rule 12h-3 but for the provisions of paragraph (c) of Rule 12h-3. The Exchange Notes were held of record by fewer than 300 persons at all times since the Effectiveness Date, and, moreover, since the Redemption Date, there are no holders of the Exchange Notes. The Company has filed all reports required by Sections 13(a) and 15(d) since the Company became subject to such reporting obligations on the Effectiveness Date. Therefore, the Company satisfies the requirements of Rule 12h-3 but for the application of the provision of paragraph (c) thereof.

Rule 12h-3(c) states that Rule 12h-3 is unavailable for any class of securities for a fiscal year in which a registration statement relating to that class becomes effective or is required to be updated for purposes of Section 10(a)(3) under the Securities Act through an issuer's Exchange Act filings. The effectiveness of the Registration Statement in 2010 brings the Company within the scope of Rule 12h-3(c). The Company represents that it will file a Form 15 with the Commission to suspend its duty to file reports under Section 15(d) with respect to the Exchange Notes in reliance on Rule 12h-3 after obtaining the relief sought by this letter, but no later than the due date for filing its Form 10-K (assuming that the relief sought by this letter has been obtained before such date).

We respectfully submit that the Company should be able to rely on Rule 12h-3 to suspend its duty to file reports under Section 15(d), notwithstanding the provisions of Rule 12h-3(c), for the following reasons: (1) the Company meets the requirements of Rules 12h-3(a) and (b), (2) Section 15(d)'s purpose of providing current information to investors would not be undermined in granting the Company relief, (3) the benefits of reporting for the Company do not outweigh the burdens of making such filings and (4) the Commission has recognized in a number of situations similar to the Company's that a literal reading of Rule 12h-3(c) is not always justified by public policy considerations. The issue presented in this letter is whether the effectiveness of the Registration Statement on the Effectiveness Date should preclude the Company from utilizing Rule 12h-3.

The Company meets all requirements of Rule 12h-3(a) and (b) to suspend its duty under Section 15(d) to file reports required by Section 13(a). The Company has filed all reports required by Sections 13(a) and 15(d) since the Company became subject to such reporting obligations on the Effectiveness Date, including two Quarterly Reports on Form 10-Q and several Current Reports on Form 8-K, including a Current Report on Form 8-K announcing the satisfaction and discharge of the Indenture. Thus, the Company advises the Staff that, as of the date of this letter, it is current in its reporting obligations under the Exchange Act, and it further represents that, as of the date that a Form 15 is filed to suspend its reporting obligations under Section 15(d) with respect to the Exchange Notes in reliance on Rule 12h-3, the Company will have filed with the Commission all reports required by Sections 13(a) and 15(d) before such date. The Exchange Notes were held of record by fewer than 300 persons at all times since the Effectiveness Date, and, moreover, since the Redemption Date, there are no holders of the Exchange Notes.

Section 15(d)'s purposes of providing current information to purchasers would not be undermined by granting the Company relief. The Staff has repeatedly indicated that a literal reading of Rule 12h-3(c) is not always justified as a matter of public policy. In the proposing release to revise Rule 12h-3, the Commission stated that the purpose of reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply" and that "this [Rule 12h-3(c)] limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." *See* Exchange Act Release No. 34-20263 (October 5, 1983) (the "Proposing Release"). As noted above, there are no holders of the Exchange Notes since the Redemption Date, which occurred several months before the Company is required to file its Form 10-K. Therefore, there are no holders of the Exchange Notes who would be protected by, or would in any way benefit from, the continued filing of periodic reports by the Company that would result from the application of Rule 12h-3(c).

Benefits of reporting do not outweigh the burdens of making such filings. In the Proposing Release, the Commission noted that Rule 12h-3 suspended the duty to file reports because "Congress recognized, with respect to Section 15(d), that the benefits of reporting by an issuer might not always be commensurate with the burdens imposed." In several analogous cases involving the redemption of an issuer's registered securities, the Staff has recognized that the benefits of reporting when there are or will be few or no holders of such securities do not outweigh the burdens of making such filings. *See, e.g.*, Woodbridge Holdings Corp. (available November 9, 2009); Comtech Telecommunications Corp. (available August 27, 2009); Kerr-McGee (Nevada) LLC (available August 9, 2004); GS Financial Products U.S., L.P. (available January 31, 2000); Media General Communications, Inc. (available April 1, 1997); Alamo Rent-A-Car, Inc. (available February 4, 1997); Ferrellgas, Inc. (available August 19, 1994); KaiserTech Ltd. (available March 30, 1990); and Technicon Instruments Corp. (available November 2, 1989). As noted above, there are no holders of the Exchange Notes since the Redemption Date. Requiring the Company to continue its Section 15(d) reporting when it no longer has any holders of the Exchange Notes does not appear to be justified by the Commission's policy articulated in the Proposing Release and would impose a heavy burden on the Company due to the expense and dedication of management time that would be required to prepare its Form 10-K and other reports.

Prior no action relief granted with respect to Rule 12h-3(c). The Staff has recognized that a literal reading of Rule 12h-3 can have unintended consequences and accordingly has taken a no-action position similar to that requested herein in many other instances. *See, e.g.*, Tix Corporation (available November 5, 2010). In each of these cases, notwithstanding that a registration statement under the Securities Act had been declared effective or updated pursuant to Section 10(a)(3) of the Securities Act in the fiscal year in question, the Staff agreed with the position that Rule 12h-3(c) does not require an issuer to remain subject to the reporting requirements of Section 15(d).

In addition, we note that while the Company does not fall within the scope of the two situations described by the Staff in Staff Legal Bulletin No. 18 (CF) (March 15, 2010) (the "Legal Bulletin"), the Company otherwise satisfies the conditions set forth in the Legal Bulletin for an issuer to be exempted from the requirement to receive a no-action response from the Division of Corporation Finance before filing a Form 15 to suspend its Section 15(d) reporting obligations in reliance on Rule 12h-3. As discussed in further detail above, the Company (1) does not have a class of securities registered under Section 12, (2) complies with the requirements of Rules 12h-3(a) and 12h-3(b), (3) has not conducted any registered securities offerings other than the Exchange Offer, does not have any unsold securities from Securities Act registration statements and has withdrawn its pre-effective Registration Statement on Form S-1 (Commission File No. 333-166644) with respect to its common stock and (4) will not otherwise be required to file Exchange Act reports with the Commission or the Trustee pursuant to the Indenture during the time period in which the Company seeks to avail itself of the suspension provided by Rule 12h-3, as the Indenture has been satisfied and discharged.

III. Conclusion and Request

For the reasons discussed above, we respectfully request, on behalf of the Company, that the Staff issue a no-action letter advising us that the Staff concurs with the Company's view that the effectiveness of the Company's Registration Statement on Form S-4 pursuant to Section 8(a) of the Securities Act during the fiscal year ending December 31, 2010 would not, under the circumstances described herein, preclude the Company from filing a Form 15 to suspend its reporting obligations under Section 15(d) with respect to the Exchange Notes in reliance on Rule 12h-3, including the suspension of the Company's duty to file its Form 10-K. If and when relief is granted by the Staff with respect to the foregoing, the Company will file a Form 15 (designating Rule 12h-3(b)(1)(i) as the appropriate rule provision relied upon to suspend the duty to file reports) on or before March 31, 2011, the date on which the Company's next annual or quarterly report is due pursuant to the Exchange Act. Alternatively, we request an exemption, pursuant to Section 12(h), from any obligation of the Company to file reports under the Exchange Act under the circumstances described herein.

If the Staff disagrees with any of the views expressed herein, we respectfully request an opportunity to discuss the matter with the Staff before any written response to this letter is issued. In accordance with footnote 68 of Securities Act Release No. 33-7427 (July 1, 1997), we are transmitting one copy of this letter by e-mail.

* * *

Please call or e-mail the undersigned at (650) 251-5110 or wbrentani@stblaw.com with any questions you may have concerning this request.

Very truly yours,



William B. Brentani

cc: Goodman Global Group, Inc.
Ben D. Campbell